FORGE SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION AS OF
December 31, 2025

AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

PUBLIC DOCUMENT

(Pursuant to Rule 17A-5(e)(3) under the Securities Exchange Act of 1934)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Forge Securities LLC

TYPE OF REGISTRANT (check all applicable boxes):

- [x] Broker-dealer
- [ ] Security-based swap dealer
- [ ] Major security-based swap participant
- [ ] Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

4 Embarcadero Center, Suite 1500
(No. and Street)

San Francisco	CA	94111
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Sandra Flaviani	650 265 2562	sandra.flaviani@forgeglobal.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

KPMG LLP
(Name – if individual, state last, first, and middle name)

55 2nd Street	San Francisco	CA	94105
(Address)	(City)	(State)	(Zip Code)

June 14, 2004	185
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Charlie Grimes _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Forge Securities LLC _____, as of December 31 _____, 2 025 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title:
President

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



KPMG LLP
Suite 1400
55 Second Street
San Francisco, CA 94105

Report of Independent Registered Public Accounting Firm

To the Manager and Member of Forge Securities LLC
Forge Securities LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Forge Securities LLC (the Company) as of December 31, 2025, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.



We have served as the Company's auditor since 2025.

San Francisco, California
February 13, 2026

Forge Securities LLC
Statement of Financial Condition
December 31, 2025

Assets

Cash and cash equivalents	$	14,165,339
Investments		9,316,055
Commissions receivable, net		1,481,644
Other assets		462,227
Total Assets	$	25,425,265

Liabilities and Member's Equity

Liabilities:

Accrued compensation and benefits	$	4,730,971
Due to affiliates		2,282,983
Accrued expenses and other liabilities		297,186
Total Liabilities		7,311,140
Member's equity		18,114,125
Total Liabilities and Member's Equity	$	25,425,265

See Accompanying Notes to the Financial Statement

Forge Securities LLC
Notes to Financial Statement
December 31, 2025

1. ORGANIZATION AND NATURE OF OPERATIONS

Forge Securities LLC (the "Company") is a wholly-owned subsidiary of Forge Financial Holdings, Inc., (the "Parent") which is a wholly-owned subsidiary of Forge Global Inc. ("Forge"). The Company is registered with the Securities and Exchange Commission ("SEC") as a securities broker-dealer and an alternative trading system ("ATS") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

On November 5, 2025, Forge Global Holdings, Inc. (NYSE:FRGE) ("FRGE"), the Company's ultimate parent, entered into a definitive merger agreement with The Charles Schwab Corporation ("Schwab") under which Schwab will acquire 100% of FRGE outstanding equity for $45.00 per share in cash, subject to customary closing conditions and regulatory approvals. The transaction is currently expected to close in the first half of 2026.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

This financial statement is presented in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Segment Information

The Company is engaged in a single line of business as a securities broker-dealer and ATS, offering clients services related to private securities transactions. The Company's chief operating decision maker, ("CODM") is its President and Executive Vice President, Head of Global Capital Markets, who uses net income for purposes of making operating decisions, allocating resources and evaluating the financial performance of the business, predominantly as part of the forecasting process. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or make dividends. See Note 6, Regulatory Requirements, for additional information. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described below. Segment assets provided to the CODM are consistent with those presented in the statement of financial condition.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Such management estimates include, but are not limited to, the collectability of commissions receivable. These estimates are inherently subjective in nature and, therefore, actual results may differ from the Company's estimates and assumptions.

Cash, Cash Equivalents, and Investments

The Company considers all highly liquid investments with original maturities of three months or less from the date of purchase to be cash equivalents. Cash and cash equivalents consist primarily of bank deposit accounts and investments in money market mutual funds. The Company's investments consist primarily of corporate debt securities and U.S. government and agency securities. These securities are classified as trading and are reported at fair value. The Company also holds term deposits in excess of 90 days, which serve as backstops for certain lease arrangements.

Commissions Receivable, Net

Commissions receivable consist of amounts billed and currently due from customers, which are subject to collection risk. The Company estimates credit losses using an aging method, disaggregated based on major revenue stream categories, as well as other unique revenue stream factors. The allowance is based on several factors, including continuous assessments of risk characteristics, client specific events that may impact its ability to meet its financial obligations, and other reasonable and supportable economic characteristics. Commissions receivable are written-off against the allowance for credit losses when collection efforts cease. The allowance for credit losses netted against commissions receivable in the statement of financial condition was $210,523 as of December 31, 2025. See Note 3, Commissions receivable, net for additional information.

Concentration of Credit Risks

Financial instruments that potentially subject the Company to concentrations of credit risk primarily comprise cash and cash equivalents and commissions receivable. Cash and cash equivalents may, at times, exceed amounts insured by the Federal Deposit Insurance Corporation and the Securities Investor Protection Corporation. The Company performs periodic evaluations of the relative credit standing of these financial institutions to limit the amount of credit exposure. The Company has not experienced any losses on its deposits of cash and cash equivalents to date.

The Company's exposure to credit risk associated with its contracts with holders of private company securities ("sellers") and investors ("buyers") (sellers and buyers collectively "counterparty", "customer" or "client") related to the transfer of private securities is measured on an individual counterparty basis. Concentrations of credit risk can be affected by changes in political, industry, or economic factors. To reduce the potential for risk concentration, the Company's exposure is monitored in light of changing counterparty and market conditions.

As of December 31, 2025, no customer accounted for more than 10% of the Company's commission receivable.

Income Taxes

The Company is a disregarded entity for federal income tax purposes and does not elect to include its allocated amount of current and deferred taxes as the impact is not material to the financial statements.

Fair Value Measurements

Fair value is defined as the exchange price that would be received from the sale of an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. When developing fair value measurements, the Company maximizes the use of observable inputs and minimizes the use of unobservable inputs. A financial instrument's classification within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurements. Three levels of inputs may be used to measure fair value:

Level 1 — Quoted prices in active markets for identical assets or liabilities.

Level 2 — Observable inputs other than quoted prices in active markets for identical assets and liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities, requiring certain assumptions and significant management judgment or estimation about the inputs a hypothetical market participant would use to value that asset or liability.

Recent Accounting Pronouncements

In July 2025, the FASB issued ASU 2025-05 Financial Instrument- Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets, which provides a practical expedient related to the development of reasonable and supportable forecasts when estimating expected credit losses. Public entities are permitted to assume that current conditions as of the balance sheet date will remain unchanged for the remaining contractual life of the asset. The standard is effective for fiscal years beginning after December 15, 2027, with early adoption permitted. The Company is currently evaluating the impact of adopting this standard on its financial statements and disclosures.

There have been no other recent accounting pronouncements, changes in accounting pronouncements or recently adopted accounting guidance during the year ended December 31, 2025 that are of significance or potential significance to the Company.

3. **COMMISSIONS RECEIVABLE, NET**

On December 31, 2025, the Company had $1,481,644, in commission receivable, net of the allowance for credit losses with respect to completed transactions in private company shares due from transacting parties.

The allowance for credit losses consists of the following:

Balance, December 31, 2024	$	265,449
Provision		316,249
Written off		(371,175)
Balance, December 31, 2025	$	210,523

4. FAIR VALUE MEASUREMENTS

Financial instruments consist of cash and cash equivalents, investments, and commissions receivable. Cash equivalents are stated at fair value on a recurring basis. Cash, investments, commissions receivable, accrued expenses and other liabilities are stated at their carrying value, which approximates fair value due to the short time these financial instruments are held to the expected receipt or payment date. The Company classifies cash equivalents, including money market mutual funds, within Level 1 of the fair value of hierarchy because the Company values these investments using quoted market prices. The Company classifies investments as Level 2 of the fair value hierarchy because these investments are valued using observable market inputs without quoted market prices.

The following table presents the fair value hierarchy as of December 31, 2025:

	Level 1	Level 2	Total
Cash and cash equivalents:			
Money market funds	$ 13,523,663	$ —	$ 13,523,663
Investments:			
Corporate debt securities	—	1,801,155	1,801,155
U.S. government securities	—	1,988,738	1,988,738
U.S. government agency bonds	—	5,526,162	5,526,162
Total investments	—	9,316,055	9,316,055
Total financial assets	$ 13,523,663	$ 9,316,055	$ 22,839,718

5. RELATED PARTY TRANSACTIONS

The Company is party to a services agreement, as amended, with Forge effective August 2021 (the "Services Agreement"). Under the Services Agreement, Forge provides certain services to the Company and allocates certain direct expenses to the Company.

Under the Services Agreement, Forge allocates to the Company compensation and benefit costs of Forge personnel performing functions in support of the Company, including general administrative, operational, legal and accounting. Forge also allocates direct expenses including technology, occupancy, insurance and business taxes to the Company based on relevant use metrics. Amounts due in connection with these allocations are settled with Forge periodically throughout the year. Compensation and benefits of Company employees are paid by Forge and charged to the Company. Compensation and benefits paid to Company employees are settled on or about the payroll settlement date.

As of December 31, 2025, the Company owed Forge $2,163,112 which is included in Due to affiliates on the statement of financial condition.

For the year ended December 31, 2025, the Company was allocated a non-cash charge of $1,312,715 for expenses incurred in conjunction with share-based compensation awards issued by Forge to Company employees, which has been included as a contribution to Member's equity.

6. **REGULATORY REQUIREMENTS**

The Company operates in a highly regulated environment and is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) ("Rule"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As such, the Company has elected to calculate minimum capital requirements using the basic method permitted by the Rule. Under the Rule, the Company may not repay subordinated borrowings if such payment would result in a net capital amount of less than 120 percent of the minimum dollar amount required. As of December 31, 2025, the Company had net capital of $15,897,778 which was $15,460,366 in excess of its required net capital of $437,412. The Company's aggregate indebtedness to net capital ratio was 0.41 to 1.

7. **CONTINGENCIES AND OTHER REGULATORY MATTERS**

The Company is subject to claims and lawsuits in the ordinary course of business, including arbitration, class actions and other litigation, some of which include claims for substantial or unspecified damages. The Company may also be the subject of inquiries, investigations, and proceedings by regulatory and other governmental agencies. The Company reviews these matters on an ongoing basis and provides disclosures and records loss contingencies in accordance with the loss contingencies accounting guidance. The Company establishes an accrual for losses at management's best estimate when the Company assesses that it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. If no amount within the range is considered a better estimate than any other amount, an accrual for losses is recorded based on the bottom amount of the range. The Company did not have any accrual for any loss contingency as of December 31, 2025. The Company monitors matters for developments that would affect the likelihood of a loss and the accrued amount, if any, and adjusts the amount as appropriate.

Additionally, the Company may be involved in various other claims and legal proceedings outside the ordinary course of business. Current other claims relate to employee-related matters, the nature of which the outcome cannot be predicted. Based on current information, any potential liabilities, individually and in the aggregate, are not expected to have a material impact on the results of operations, financial condition or cash flows of the Company.

8. **SUBSEQUENT EVENTS**

Subsequent to year end, the Company paid a dividend of $10,000,000 to its Parent and $6,172,174 to Forge for direct compensation and benefit expenses and amounts due in connection with the Services Agreement.